Semiconductor Manufacturing International Corporation

(incorporated in the Cayman Islands with limited liability)

18 Zhang Jiang Rd., Pudong New Area, Shanghai 201203, China

   201203

Tel: 86-21-5080-2000     Fax: 86-21-5080-3070

September 15, 2006

Mr. Martin F. James

    Senior Assistant Chief Accountant

Mr. Kevin L. Vaughn

    Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Semiconductor Manufacturing International Corporation: Form 20-F for the Year Ended December 31, 2005 Filed on June 29, 2006, File No. 1-31994

Dear Messrs. James and Vaughn:

Semiconductor Manufacturing International Corporation (the “Company”) has received the Staff’s letter, dated August 28, 2006, which sets forth the Staff’s additional comment to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Commission on June 29, 2006 (the “Form 20-F”).

Our response to the Staff’s comment (which has been retyped herein in bold for your ease of reference) is as follows:

Note 25. Litigation, page F-46

1.	We note your response to prior comment 3. Please revise future filings to clearly disclose that you also recorded an intangible asset related to the covenant not to sue and describe TSMC’s obligations to you pursuant to those terms over the length of the agreement.

The Company advises the Staff that it will revise future filings to clearly disclose that it also recorded an intangible asset related to the covenant not to sue and to describe TSMC’s obligations to the Company pursuant to those terms over the length of the agreement by revising the last sentence in this footnote as set forth in the response to prior comment 3 contained in the Company’s response letter dated August 16, 2006 and by further expanding such disclosure by adding the following sentence:

“Under the covenant not to sue, TSMC agreed that, for certain specified technologies and except in the event of a termination of the settlement agreement, it will not sue the Company for alleged acquisition and use of TSMC’s trade secrets (“TSMC Information”) before the date the settlement agreement was signed and for any continuing use of alleged previously acquired TSMC Information in certain processes and related business activities after the date the settlement agreement was signed.”

The Company supplementally advises the Staff that as U.S. law gives owners of trade secrets the right to exclude others from the use of trade secrets misappropriated from the owner, TSMC’s covenant not to sue the Company removes TSMC’s right to exclude the Company from the use of certain alleged misappropriated trade secrets. The covenant is recorded as a technology-based intangible asset that arises from legal rights as discussed in SFAS141, paragraph 39 and A14. The initial measurement of such intangible assets was based on the fair value provided by an external valuation specialist, under the requirements of SFAS142.

The Company supplementally advises the Staff that, on August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC America) in the Superior Court of the State of California, County of Alameda for breach of settlement agreement, breach of promissory notes and trade secret misappropriation. TSMC seeks, among others, damages, injunctive relief, attorneys’ fees and the acceleration of the remaining payments outstanding under the settlement agreement. On September 12, 2006, the Company responded to TSMC’s complaint by filing an answer denying all liability and filing a separate cross-complaint alleging breaches by TSMC of its obligations under the settlement agreement. The Company seeks damages and attorneys’ fees. The Company will revise future filings as appropriate in light of this lawsuit and intends to expand the note in its interim report for the six months ended June 30, 2006 to include a description of these subsequent events.

Should you have any questions regarding the foregoing, please contact me by telephone at my office in Shanghai at 011-8621-5080-2000, extension 16688 or by fax at 011-8621-5080-3070. In my absence, please contact Gareth Kung at 011-8621-5080-2000, extension 16081 or by fax at 011-8621-5080-3070.

Sincerely yours,

/s/ Morning Wu
Morning Wu
Acting Chief Financial Officer

cc:

Richard R. Chang

Anne Chen

        Semiconductor Manufacturing International Corporation

Carmen Chang

Michelle Edwards

        Wilson Sonsini Goodrich & Rosati, P.C.

Stephanie Starna

Rossana Ley

                Deloitte Touche Tohmatsu CPA Ltd.

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